SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number: 001-12440

Enel Américas S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K (this “Report”) of Enel Américas S.A. (“Enel Américas”) contains statements that are or may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements appear throughout this Report and include statements regarding Enel Américas’ intent, belief or current expectations, including but not limited to any statements concerning:

•	Enel Américas’ capital investment program;

•	trends affecting Enel Américas’ financial condition or results from operations;

•	Enel Américas’ dividend policy;

•	the future impact of competition and regulation;

•	political and economic conditions in the countries in which Enel Américas’ or its related companies operate or may operate in the future;

•	any statements preceded by, followed by or that include the words “believes,” “expects,” “predicts,” “anticipates,” “intends,” “estimates,” “should,” “may” or similar expressions; and

•	other statements contained or incorporated by reference in this Report regarding matters that are not historical facts.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:

•	demographic developments, political events, economic fluctuations and interventionist measures by authorities in the markets in South America where Enel Américas conducts its businesses;

•	water supply, droughts, flooding and other weather conditions;

•	changes in the environmental regulations and the regulatory framework of the electricity industry in one or more of the countries in which Enel Américas operates;

•	Enel Américas’ ability to implement proposed capital expenditures, including our ability to arrange financing where required;

•	the nature and extent of future competition in Enel Américas’ principal markets; and

•	the factors discussed under Risk Factors in the Annual Report on Form 20-F of Enel Américas for the year ended December 31, 2017, as amended.

You should not place undue reliance on such statements, which speak only as of the date that they were made. Enel Américas’ independent registered public accounting firm has not examined or compiled the forward-looking statements and, accordingly, does not provide any assurance with respect to such statements. You should consider these cautionary statements together with any written or oral forward-looking statements that we may issue in the future. Enel Américas does not undertake any obligation to release publicly any revisions to forward-looking statements contained in this Report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

For all these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Item 11 of Enel Américas’ Annual Report on Form 20-F for the year ended December 31, 2017, as amended, which provides quantitative and qualitative disclosures about market risks of Enel Américas as of December 31, 2017, is updated in its entirety with the following:

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

We are exposed to risks arising from changes in commodity prices, interest rates and foreign exchange rates that affect the generation, transmission and distribution businesses in the countries where we operate. Our Board of Directors approves risk management policies at all levels.

Commodity Price Risk

In our electricity generation and transmission business segment, we are exposed to market risks arising from the price volatility of electricity, natural gas, diesel oil, and coal. We seek to ensure our fuel supply by securing long-term contracts with our suppliers for periods that are expected to match the lifetime of our generation assets. These contracts generally have provisions that allow us to purchase natural gas with a pricing formula that combines Henry Hub natural gas and Brent diesel oil at market prices prevailing at the time the purchase occurs. As of December 31, 2017 and 2016, we did not hold contracts classified as derivative financial instruments or financial instruments related to natural gas.

In our thermal power plants we operate using coal and diesel oil, the dispatch or bidding mechanism allows the thermal power plants to cover their operating costs. However, under certain circumstances, fuel price fluctuations might affect marginal costs. When possible, we transfer commodity prices variations to contracted sale prices according to indexing formulas. As of December 31, 2017 and 2016, we did not hold any contracts classified as either derivative financial instruments or financial instruments related either to coal or petroleum-based liquid fuels.

Additionally, through adequate commercial risk mitigation policies, and a hydro-thermal power plant mix, we seek to protect our operating income from electricity price volatility. During 2017, Emgesa entered the energy derivatives market to mitigate spot price volatility. As of December 31, 2017, we held contracts classified as derivative financial instruments related to energy futures (5.4 GWh of energy future purchases for the period January to March 2018). These purchases support an energy sale contract in the regulated market. During 2017, we settled 24 GWh of energy future sales and 77 GWh of energy future purchases.

We are continually analyzing strategies to hedge commodity price risk, like transferring commodity price variations to the customers’ contract prices and/or permanently adjusting commodity indexed price formulas for new Power Purchase Agreements according to our exposure and/or analyzing ways to mitigate risk through hydrological insurance in dry years. In the future we may use price-sensitive instruments.

Interest Rate and Foreign Currency Risk

As of December 31, 2017, the carrying values according to maturity and the corresponding fair value of our interest bearing debt are detailed below. Values do not include derivatives.

	Expected maturity date
For the year ended December 31,	2018	2019	2020	2021	2022	Thereafter	Total	Fair Value(2)
	(in millions of US$) (1)
Fixed Rate
Ch$/UF	—	—	—	—	—	—	—	—
Weighted average interest rate	—	—	—	—	—	—	—	—
US$	71	295	214	100	6	636	1,323	1,317
Weighted average interest rate	3.4%	3.3%	4.1%	3.7%	2.1%	4.1%	3.8%	—
Other currencies(3)	82	236	121	292	238	308	1,277	1,442
Weighted average interest rate	6.1%	7.3%	7.4%	7.7%	7.1%	6.4%	7.1%	—

Total fixed rate	153	531	336	392	244	944	2,600	2,759
Weighted average interest rate	4.9%	5.1%	5.3%	6.7%	7.0%	4.8%	5.4%	—
Variable Rate
Ch$/UF	6	7	7	8	4	—	32	36
Weighted average interest rate	8.3%	8.3%	8.3%	8.3%	8.3%	8.3%	8.3%	—
US$	46	76	60	—	—	1	184	179
Weighted average interest rate	4.0%	3.5%	3.3%	—	—	2.5%	3.5%
Other currencies(3)	395	368	376	244	219	560	2,161	2,358
Weighted average interest rate	10.4%	9.6%	7.9%	9.0%	8.1%	8.7%	9.0%	—

Total variable rate	448	450	443	251	223	561	2,376	2,573
Weighted average interest rate	9.7%	8.5%	7.2%	9.0%	8.2%	8.7%	8.5%	—

Total	600	982	779	643	467	1,506	4,977	5,331

(1)	Calculated based on the foreign exchange rate of the applicable foreign currency to the U.S. dollar as of December 31, 2017.
(2)	As of December 31, 2017, fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
(3)	“Other currencies” include the Brazilian real, Colombian peso, Argentine peso and Peruvian Nuevo Sol.

As of December 31, 2016, the carrying values according to maturity and the corresponding fair value of our interest bearing debt are detailed below. Values do not include derivatives.

	Expected maturity date
For the year ended December 31,	2017	2018	2019	2020	2021	Thereafter	Total	Fair Value(2)
	(in millions of US$) (1)
Fixed Rate
Ch$/UF	—	—	—	—	—	—	—	—
Weighted average interest rate	—	—	—	—	—	—	—	—
US$	28	29	26	40	11	641	776	796
Weighted average interest rate	2.7%	5.1%	5.5%	5.1%	3.1%	4.1%	4.2%	—
Other currencies(3)	114	71	175	114	285	330	1,090	1,209
Weighted average interest rate	6.9%	6.1%	7.5%	7.4%	9.7%	6.7%	7.7%	—

Total fixed rate	142	101	201	154	296	972	1,866	2,005
Weighted average interest rate	6.1%	5.8%	7.3%	6.8%	9.4%	5.0%	6.2%	—
Variable Rate
Ch$/UF	5	6	6	6	7	4	34	39
Weighted average interest rate	9.0%	9.0%	9.0%	9.0%	9.0%	9.0%	9.0%	—
US$	48	64	76	—	—	1	189	189
Weighted average interest rate	2.1%	3.1%	2.9%	—	—	1.9%	2.7%	—
Other currencies(3)	476	424	384	138	134	611	2,165	2,372
Weighted average interest rate	12.5%	12.4%	12.1%	11.3%	11.8%	11.5%	12.0%	—

Total variable rate	529	493	466	144	141	615	2,388	2,600
Weighted average interest rate	11.5%	11.1%	10.5%	11.2%	11.7%	11.5%	11.2%	—

Total	671	594	667	298	436	1,587	4,254	4,605

(1)	Calculated based on the foreign exchange rate of the applicable foreign currency to the U.S. dollar as of December 31, 2017.
(2)	As of December 31, 2016, fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
(3)	“Other currencies” include the Brazilian real, Colombian peso, Argentine peso and Peruvian Nuevo Sol.

Interest Rate Risk

Our policy aims to minimize the average cost of debt and reduce the volatility of our financial results. Depending on our estimates and the debt structure, we sometimes manage interest rate risk through the use of interest rate derivatives.

As of December 31, 2017 and 2016, 46% and 44%, respectively of our total outstanding debt was denominated in fixed terms and 54% and 56% respectively was subject to variable interest rates. Because of the exposure to variable interest rate risks, we engage in derivative hedging instruments.

As of December 31, 2017, the carrying values for financial reporting purposes and the corresponding fair value of the instruments that hedge the interest rate risk of our interest bearing debt were as follows:

	Expected Maturity Date
For the year ended December 31,	2018	2019	2020	2021	2022	Thereafter	Total	Fair Value(1)
	(in millions of US$)
Variable to fixed rates	46	162	—	—	—	—	208	2
Fixed to variable rates	—	—	—	—	—	—	—	—

Total	46	162	—	—	—	—	208	2

(1)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

As of December 31, 2016, the carrying values for financial reporting purposes and the corresponding fair value of the instruments that hedge the interest rate risk of our interest bearing debt were as follows:

	Expected Maturity Date
For the year ended December 31,	2017	2018	2019	2020	2021	Thereafter	Total	Fair Value(1)
	(in millions of US$)(1)
Variable to fixed rates	34	—	—	—	—	—	34	0.2
Fixed to variable rates	—	—	—	—	—	—	—	—

Total	34	—	—	—	—	—	34	0.2

(1)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

Foreign Currency Risk

Our policy seeks to maintain a balance between the currency in which cash flows are indexed and the currency of the principal debt of each company. Most of our subsidiaries have access to funding in the same currency as their revenues, therefore reducing the exchange rate volatility impact. In some cases, we cannot fully benefit from this, and therefore, we try to manage the exposure with financial derivatives such as cross currency swaps or currency forwards, among others. However, this may not always be possible under reasonable terms due to market conditions. This is the case of Costanera in Argentina which has its revenues linked to the Argentine peso, and a substantial part of its debt denominated in U.S. dollars, with no possibility of hedging this debt under reasonable market conditions. Costanera’s debt denominated in U.S. dollars amounted to US$ 52 million as of December 31, 2017.

As of December 31, 2017, the carrying values for financial accounting purposes and the corresponding fair value of the instruments that hedge the foreign exchange risk of our interest bearing debt were as follows:

	Expected Maturity Date
For the year ended December 31,	2018	2019	2020	2021	2022	Thereafter	Total	Fair Value(1)
	(in millions of US$)
UF to US$	—	—	—	—	—	—	—	—
US$ to Ch$/UF	—	—	—	—	—	—	—	—
US$ to R$	67	778	224	76	—	—	1,144	(8.4)
US$ to other currencies(2)	34	—	—	—	—	—	34	(0.4)
Other currencies to US$	—	—	—	—	—	—	—	—

Total	101	778	224	76	—	—	1,178	(9)

(1)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
(2)	“Other currencies” may include the Euro, Colombian peso, Argentine peso and Peruvian Nuevo Sol.

As of December 31, 2016, the carrying values for financial accounting purposes and the corresponding fair value of the instruments that hedge the foreign exchange risk of our interest bearing debt were as follows:

	Expected Maturity Date
For the year ended December 31,	2017	2018	2019	2020	2021	Thereafter	Total	Fair Value(1)
	(in millions of US$)(1)
UF to US$	—	—	—	—	—	—	—	—
US$ to Ch$/UF	—	—	—	—	—	—	—	—
US$ to R$	—	46	85	—	—	—	131	(20)
US$ to other currencies(2)	—	—	—	—	—	—	—	—
Other currencies to US$	—	—	—	—	—	—	—	—

Total	—	46	85	—	—	—	131	(20)

(1)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
(2)	“Other currencies” may include the Euro, Colombian peso, Argentine peso and Peruvian Nuevo Sol.

For further detail please refer to Note 20 of the Notes to our consolidated financial statements.

Effective January 1, 2017, our functional currency is the U.S. dollar. For further information on the change in functional currency see “Item 5.Operating and Financial Review and Prospects—A. Operating Results—1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company—e. Critical Accounting Policies— Change in Functional and Reporting Currency for Financial Reporting” and “Item 3. Key Information—D. Risk Factors.”

(d)	Safe Harbor.

The information in this “Item 11. Quantitative and Qualitative Disclosures About Market Risk,” contains information that may constitute forward-looking statements. See “Forward-Looking Statements” in the Introduction of this Report for safe harbor provisions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By:	/s/ Luca D’Agnese
Name: Luca D’Agnese Title: Chief Executive Officer

Date: June 27, 2018